EMERSON RADIO CORP. 610 Fifth Avenue, suite 311, New York, NY 10020 (212) 897-5440
May 11, 2009
Mr. Larry Spirgel
Assistant Director, Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Emerson Radio Corp. Form 10-K for Fiscal Year Ended March 31, 2008 Filed July 11, 2008

Form 10-Q for Fiscal Period Ended September 30, 2008 File No. 001-07731
Dear Mr. Spirgel:
This letter confirms that as per the exchange of voicemail messages on Friday, May 8, 2009, between Anita Chapdelaine of Lowenstein Sandler PC, special counsel to Emerson Radio Corp. (“Emerson”), and Melissa Kindelan, Staff Accountant of the Securities and Exchange Commission, Emerson will respond to the Staff’s letter of comment, dated April 13, 2009, with respect to the above-captioned reports, on or before May 21, 2009.
Please do not hesitate to contact the undersigned if you have any questions.
Sincerely,
/s/ Greenfield Pitts
Greenfield Pitts
Chief Financial Officer
Emerson Radio Corp.